Exhibit 99.1

CHINA SUNERGY ANNOUNCES FINANCIAL RESULTS FOR
 THE FOURTH QUARTER AND FULL YEAR 2009

Reports Fourth Quarter and Full Year 2009 Shipments of 74.3 MW and 194.0 MW Respectively, Achieving Guidance Expectations

NANJING, China, March 11, 2010 /PRNewswire via COMTEX/ -- China Sunergy Co., Ltd. (Nasdaq: CSUN) (“China Sunergy” or the “Company”) a specialized solar cell manufacturer based in Nanjing, China, announced today its financial results for the fourth quarter and full year 2009.

Fourth Quarter Financial Results

•
Revenues were US$97.6 million, representing a 125.9% and 21.8% increase compared to the fourth quarter of 2008 and the third quarter of 2009, respectively. Revenues generated from solar cell sales were US$88.8 million, representing a 119.3% and 29.6% increase compared to the fourth quarter of 2008 and the third quarter of 2009, respectively.

•
Gross profit was US$10.4 million compared to a gross loss of US$14.3 million and gross profit US$8.2 million during the fourth quarter of 2008 and the third quarter of 2009, respectively. Gross margin was 10.7%, compared to negative 33.1% during the fourth quarter of 2008 and up slightly from 10.2% during the third quarter of 2009.

•
GAAP net loss was US$3.5 million, compared to net loss of US$26.8 million and net income of US$7.8 million in the fourth quarter of 2008 and the third quarter of 2009, respectively. The net loss was significantly impacted by a bad debt provision of approximately US$4.9 million, which we reserved for doubtful accounts receivable. Adjusted non-GAAP net loss was US$3.2 million.

•
GAAP net loss per ADS was US$0.09 on both basic and diluted basis, compared to a net loss of US$0.67 per ADS in the fourth quarter of 2008, and net income US$0.20 on basic and US$0.19 on diluted basis per ADS in the third quarter of 2009. Adjusted non-GAAP net loss per ADS was US$0.08 on both basic and diluted basis.

•	Operating cash inflow in the fourth quarter was US$19.4 million.

Full Year Financial Results

•	Revenues decreased 18.8% to US$284.9 million from US$350.9 million in 2008.
•	Gross profit for 2009 was US$16.6million, an increase of 7.1% from US$15.5 million in 2008. Gross margin was 5.8% compared to 4.4% in 2008.
•	GAAP net loss was US$9.8 million, compared to net loss of US$22.9 million in 2008. Adjusted non-GAAP net loss was US$16.5 million.
•	GAAP net loss per ADS was US$0.25 both on basic and diluted basis, compared to a net loss of US$0.58 per ADS in 2008. Adjusted non-GAAP net loss per ADS was US$0.41 both on basic and diluted basis.

* Please refer to “Reconciliation Tables of GAAP to adjusted Non-GAAP Figures” at the end of this press release.

Technological and Operational Highlights

•
Shipments in the fourth quarter amounted to approximately 74.3 MW, representing a 427.0% increase on a year-over-year basis and a 36.6% increase sequentially. Shipments of solar power products amounted to approximately 194.0 MW in 2009, representing an 81.0% increase from 107.2MW in 2008.

•
Fourth quarter production of 61.3 MW of solar cells represented a 205.0% increase on a year-over-year basis and a 33.0% increase sequentially. Full year production of 160.1 MW of solar cells represented a 44.2% increase compared to 111.0 MW in 2008.

•
China Sunergy continued to undergo processes related to the enhancement and commercialization of its high-efficiency P-Type and N-Type cells. The Company expects to begin construction on their Shanghai facility, capable of high-efficiency cell production, in the second half of 2010.

•	China Sunergy began to adopt necessary adjustments in its manufacturing operations towards the end of the year, as the Company works to realize the benefits of its flexible development strategy.

o	Optimization of its production system and a streamlining of operations to benefit China Sunergy with better throughput rate and yield rate performance.
o	Product redesign and process improvement, combined with a review of non-wafer raw materials purchase policy, to give China Sunergy lower cost structure by the second half of 2010.
o
Reduction of China Sunergy’s manufacturing cost per watt in high-efficiency & large panel products more competitive compared to other competitors, primarily through higher utilization rates and economies of scale.

•
At the end of 2009, the Company had five selective emitter cell lines, four HP cell lines, three capable of using multi-crystalline and mono-crystalline wafers, and one normal P-type line for multi-crystalline cells for a total name-plate capacity of 320MW.

Fourth Quarter & Full Year 2009 Financial Review

Revenues, Shipment and Production

During the fourth quarter of 2009, revenues increased 125.9% on a year-over-year basis, and 21.8% sequentially to US$97.6 million. Revenues in 2009 decreased 18.8% to US$284.9 million, compared to US$350.9 million in 2008.

During the fourth quarter of 2009, sales from solar cells, modules and other sales accounted for 91.0%, 6.0% and 3.0% of total revenues, respectively. Shipments, including 3.5 MW for module sales, amounted to approximately 74.3 MW, compared to 14.1 MW during the fourth quarter of 2008 and 54.4 MW during the third quarter of 2009. For 2009, sales from solar cells, modules, cells processed under OEM arrangements, and other sales during the year accounted for 86.5%, 5.4%, 0.7%, and 7.4% of total revenue respectively.

Shipments for the year, including 8.3MW for module sales, amounted to approximately 194.0 MW, compared to 107.2 MW during 2008.

For the fourth quarter, quarter-on-quarter sales of solar cell products increased by 119.3% as compared to the fourth quarter of 2008. During 2009, sales of solar cell products declined by 26.2% to US$246.2 million.

Solar cell sales in overseas markets as a percentage of total solar cell sales were 31.3% in the fourth quarter of 2009 compared to 56.4% and 36.1% in the fourth quarter of 2008 and the third quarter of 2009, respectively. Sales in overseas markets decreased to 33.8% of total cell sales in 2009 from 42.9% in 2008. This decline was partially due to the Company proactively increasing sales volume to local module partners to satisfy an increased demand for those products, given the general industry trend towards the greater production of modules within China.

Gross Profit/Loss, Gross Margins and Average Selling Price (“ASP”)

Gross profit for the quarter was US$10.4 million, which led to a blended gross margin of 10.7%, up from 10.2% in the third quarter of 2009. Gross profit for the year was US$16.6 million with a gross margin of 5.8%, an increase from US$15.5 million and 4.4% in 2008.

Blended ASP during the fourth quarter declined from US$1.32 per watt in the previous quarter to US$1.26 per watt. The blended ASP for the fourth quarter of 2008 was US$2.97. Blended ASP was US$1.36 per watt during 2009 compared to US$3.32 per watt during 2008, due primarily to the impact on pricing caused by the macro-economic conditions experienced during the year.

Wafer Costs

In the fourth quarter of 2009, blended wafer costs declined to US$0.80 per watt compared to US$0.87 per watt in the third quarter of 2009. Wafer costs per watt as a percentage of total production costs per watt rose from 74.7% in the third quarter of 2009 to 76.4% in the fourth quarter of 2009, partially due to total production cost declining to a greater degree than wafer costs during the fourth quarter of 2009.

Other production costs for the quarter declined to US$0.25 per watt compared to US$0.29 in the third quarter of 2009, mainly due to the increased production volume. This demonstrates positive movement towards the Company’s goal of US$0.22 per watt.

In 2009, wafer costs declined to US$0.95 per watt compared to US$2.78 per watt in 2008. Wafer costs per watt as a percentage of total production costs per watt declined from 90.2% in 2008 to 76.6% in 2009 due to the declining wafer spot price in 2009. Other production costs, which mainly consisted of other raw materials, labor, depreciation and utilities, were US$0.29 per watt in 2009.

SG&A, Operating Profit/Loss and Net Income/Loss

SG&A expenses in the fourth quarter of 2009 were US$10.7 million, compared to US$6.3 million in the fourth quarter of 2008 and US$7.1 million in the third quarter of 2009, which included share based compensation charges and an estimated amount for the proposed settlement of the 2007 shareholder class action. We reserved an additional US$4.9million of allowance for doubtful accounts receivable in the fourth quarter of 2009, related to outstanding accounts receivable that are unlikely to be collected due to the deteriorating financial conditions of certain customers.

Our SG&A expenses were US$27.4 million for 2009, compared to US$20.6 million for 2008, which included share based compensation charge US$1.3 million and US$3.2 million, respectively.

For the fourth quarter, the Company reported a loss from operations of US$1.1 million, compared to an operating loss of US$21.0 million and an operating profit of US$0.5 million for the fourth quarter of 2008 and the third quarter of 2009, respectively. The Company incurred an operating loss of US$15.2 million for 2009, compared to an operating loss of US$7.1 million in 2008.

Interest expense for the fourth quarter of 2009 was US$2.2 million, compared to US$2.4 million for the fourth quarter of 2008 and US$1.8 million for the third quarter of 2009, respectively.

In the fourth quarter of 2009, the Company reported a net loss of US$3.5 million, compared to a net income of US$7.8 million in the previous quarter and a net loss of US$26.8 million in the fourth quarter of 2008.

For the year of 2009, net loss was US$9.8 million, compared to net loss of US$22.9 million in 2008, because the business conditions have been improving from the second quarter of 2009. GAAP basic and diluted net loss attributable to holders of ordinary shares was US$0.25 per ADS in 2009 compared to a GAAP basic and diluted net loss of US$0.58 per ADS in 2008.

Non-GAAP net loss was US$3.2 million in the fourth quarter of 2009, compared to non-GAAP net loss of US$17.1 million and non-GAAP net loss of US$1.3 million in the fourth quarter of 2008 and the third quarter of 2009, respectively.

Non-GAAP net loss for the year was US$16.5 million, compared to non-GAAP net loss of US$9.8 million in 2008.

*The non-GAAP measures are described and reconciled to the corresponding GAAP measures in the section below titled “Use of Non-GAAP Financial Measures.”

Balance Sheet and Cash Flow

As of December 31, 2009, the Company had cash and cash equivalents of US$123.9 million. Net operating cash inflow was US$19.4 million for the fourth quarter and US$30.4 million for 2009. Depreciation and amortization was US$10.3 million and US$2.9 million for the year and fourth quarter respectively. Capital expenditures were US$9.9 million for 2009 and US$1.2 million for the fourth quarter. Capital expenditures were largely payments for equipment relating to the Company’s selective emitter cell lines.

Selected Company Objectives & Outlook

In addition to the manufacturing and development initiatives undertaken in 2009, during 2010 China Sunergy intends to focus on the following key business strategies:

•	Leverage technology and experience by focusing on manufacturing large panel and high-efficiency products, while building strategic relationships with module makers and system integrators.
•	Proceed with a more aggressive pricing policy to further penetrate emerging markets such as Eastern Europe and China.
•	Consider comprehensive downstream strategic moves to transform China Sunergy into a full solution provider, slowing margin contraction and providing value-added services to customers.
•
Pursue strategic alliances with upstream players - outside of standard long-term wafer supply contracts - to help to control raw material costs while simplifying processes and removing unnecessary managerial costs.

•
Continue to improve internal production & operational efficiencies through the hiring of experienced production specialists, with the goal of reducing conversion costs to US$0.22 per watt from the current $0.25 per watt, while improving yield 3-5% over the next 6 months.

Taking into account the factors above, blended with current performance related factors, the Company believes that for the first quarter shipments will be between 68MW to 75MW with a gross margin of between 12%-14%. For the full year of 2010, the Company expects to ship 280MW to 350MW of solar products.

Additional Company Updates

In the fourth quarter of 2009, the Company agreed to settle a securities class action that was filed against it on September 7, 2007 in the United States District Court for the Southern District of New York on behalf of purchasers of the Company's American Depositary Shares during the period from May 17, 2007 through August 23, 2007. The proposed settlement agreement, filed with the court on October 16, 2009, was still pending and must be approved by the court before becoming final.

Regarding the ongoing dispute with REC, China Sunergy has served a writ to REC claiming that REC Wafer is not a party to the contract originally entered into between China Sunergy and the dissolved REC Sitech. An oral hearing is expected at the Salten District Court from the 19th to 21st of April, with a judgment expected in the first half of May.

In parallel, China Sunergy requested an injunction to prevent REC from accessing the bank guarantees. After an oral hearing, the Salten District Court denied the injunction. China Sunergy appealed the decision, and was granted a stay until the Court of Appeal rules on the case, with a decision expected around the end of March.

In September 2009, the People’s High Court of Jiangsu Province, China, accepted the case initiated by China Sunergy against REC Wafer AS. The court issued an injunction to the related banks for the purpose of preventing those banks from payments related to the bank guarantees.

As the REC legal proceedings continue, China Sunergy will be better able to determine the outcome. As such, the Company has not accrued any contingent loss related to this pending litigation with REC Wafer AS in these financial results given that the outcome and any loss, if any, is undeterminable at this time.

Quarterly Earnings Conference Call Details

China Sunergy will host a conference call on March 11, 2010 at 8:00 a.m. Eastern Time or 5:00 a.m. Pacific Time (Beijing / Hong Kong Time: March 11, 2010 at 9:00 p.m.).

The dial-in details for the live conference call are as follows:

US Toll Free Dial In:	+1-866-383-8119
International Dial In:	+1-617-597-5344

Participant Passcode: 53913702

The call will also be available online at http://www.chinasunergy.com.

For those who cannot access the live broadcast, a replay will be available from two hours after the end of the call until March 18, 2010. The replay is available online or using the numbers below:

U.S toll free number:	+1-888-286-8010
International:	+1-617-801-6888
Passcode:	85537351

A webcast of the call and replay with be available online at http://www.chinasunergy.com.

About China Sunergy Co., Ltd.:

China Sunergy Co., Ltd. (NASDAQ: CSUN) ("China Sunergy") is a specialized manufacturer of solar cell products in China. China Sunergy manufactures solar cells from silicon wafers utilizing crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect. China Sunergy sells solar cell products to Chinese and overseas module manufacturers and system integrators, who assemble solar cells into solar modules and solar power systems for use in various markets. For more information please visit http://www.chinasunergy.com.

Use of Non-GAAP Financial Measures

To supplement China Sunergy's consolidated financial results presented in accordance with GAAP, China Sunergy uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation and change in fair value of foreign currency derivative loss/gain, and basic and diluted net income per ADS excluding share-based compensation and change in fair value of foreign currency derivative loss/gain. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned "Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures" set forth at the end of this release. China Sunergy believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. The Company expects to provide net income on a non-GAAP basis using a consistent method on a quarterly basis going forward. A limitation of using non-GAAP net income excluding share-based compensation and change in fair value of foreign currency derivative loss/gain, and basic and diluted net income per ADS excluding share-based compensation and change in fair value of foreign currency derivative loss/gain is that these non-GAAP measures exclude the share-based compensation and change in fair value of foreign currency derivative loss/gain that have been and will continue to be for the foreseeable future a significant recurring expense in the business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures.

For further information contact:

Financial Dynamics

Peter Schmidt:
Tel: + 86-10-8591-1953
Email: peter.schmidt@fd.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements and are based on current expectations, assumptions, estimates and projections about the company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the company’s ability to raise additional capital to finance the company's activities; the effectiveness, profitability, and the marketability of its products; the economic slowdown in China and elsewhere and its impact on the company’s operations; demand for and selling prices of the company’s products, the future trading of the common stock of the company; the ability of the company to operate as a public company; the period of time for which its current liquidity will enable the company to fund its operations; the company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the company’s operating results and financial condition; the company’s ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the company’s filings with the Securities and Exchange Commission. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

The following financial information is extracted from the Company’s condensed consolidated financial statements for the respective periods.

China Sunergy Co., Ltd.
Unaudited Condensed Consolidated Income Statement Information
 (In US$ ’000, except share and per share data)

	For the 3 months ended
	Dec 31, 2009	Sep 30, 2009	Dec 31, 2008

Sales to third parties	66,165	58,061	27,916
Sales to related parties	31,470	21,992	15,289
Total sales	97,635	80,053	43,205
Cost of goods sold	(87,235)	(71,888)	(57,513)
Gross profit	10,400	8,165	(14,308)
Operating expenses:
Selling expenses	(855)	(887)	(1,832)
General and administrative expenses	(9,874)	(6,185)	(4,439)
Research and development expenses	(723)	(605)	(386)
Total operating expenses	(11,452)	(7,677)	(6,657)
Income/(Loss) from operations	(1,052)	488	(20,965)
Interest expense	(2,223)	(1,790)	(2,428)
Interest income	338	379	496
Other income/(expenses), net	(999)	745	2,463
Changes in fair value of derivatives	179	9,713	(9,016)
Income/(loss) before income tax	(3,757)	9,535	(29,450)
Income tax (expense) benefit	240	(1,719)	2,700

Net income/(Loss)	(3,517)	7,816	(26,750)
Net income attributable to ordinary shareholders	(3,517)	7,816	(26,750)

Net income /(Loss) per ADS
Basic	$(0.09)	$0.20	$(0.67)
Diluted	$(0.09)	$0.19	$(0.67)

Weighted average ADS outstanding
Basic	39,983,692	39,957,185	39,759,696
Diluted	39,983,692	43,708,330	39,759,696

China Sunergy Co., Ltd.
Unaudited Condensed Consolidated Income Statement Information
 (In US$ ’000, except share and per share data)

	For the Year Ended
	December 31
	2009	2008

Sales to third parties	202,520	295,919
Sales to related parties	82,345	55,001
Total sales	284,865	350,920
Cost of goods sold	(268,252)	(335,454)
Gross profit	16,613	15,466
Operating expenses:
Selling expenses	(2,920)	(3,866)
General and administrative expenses	(24,517)	(16,779)
Research and development expenses	(4,382)	(1,871)
Total operating expenses	(31,819)	(22,516)
Loss from operations	(15,206)	(7,050)
Interest expense	(7,296)	(8,069)
Interest income	1,633	1,665
Other income/(expenses), net	2,100	(2,268)
Changes in fair value of derivatives	8,020	(9,864)
Loss before income tax	(10,749)	(25,586)
Income tax benefit	903	2,648

Net loss	(9,846)	(22,938)
Net loss attributable to ordinary shareholders	(9,846)	(22,938)

Net loss per ADS
Basic	$(0.25)	$(0.58)
Diluted	$(0.25)	$(0.58)

Weighted average ADS outstanding
Basic	39,894,473	39,679,982
Diluted	39,894,473	39,679,982

China Sunergy Co., Ltd
 Unaudited Condensed Consolidated Balance Sheet Information
 (In US$ ’000, except share and per share data)

	Dec 31, 2009	Dec 31, 2008
Assets
Current Assets
Cash and cash equivalents	123,855	94,800
Restricted cash	55,678	62,400
Accounts receivable (net)	15,292	8,906
Other receivable (net)	3,838	10,273
Income tax receivable	-	1,258
Inventories	22,645	59,125
Advance to suppliers	184	7,320
Amount due from related companies	22,102	18,583
Current deferred tax assets	2,839	1,992
Total current assets	246,433	264,657
Property, plant and equipment, net	93,790	102,609
Prepaid land use rights	6,427	6,442
Deferred tax assets	1,568	1,512
Restricted cash- Collateral account	20,471	17,502
Other long-term assets	3,970	5,003
Total assets	372,659	397,725

Liabilities and equity
Current liabilities
Short-term bank borrowings	102,516	97,299
Accounts payable	28,705	43,730
Accrued expenses and other current liabilities	5,474	5,445
Amount due to related companies	2,369	247
Total current liabilities	139,064	146,721
Collateral account payable	20,471	17,502
Derivative liability	-	9,058
Other liabilities	2,536	1,187
Convertible bond payable	44,000	48,000
Total liabilities	206,071	222,468

Equity
Ordinary shares: US$0.0001 par value; 267,287,253 and 267,766,443 shares issued outstanding as of December 31, 2009 and December 31, 2008, respectively	27	27
Additional paid-in capital	183,397	182,070
Subscription receivable	(405)	(405)
Accumulated deficit	(37,639)	(27,792)
Accumulated other comprehensive income	21,208	21,058
Total equity attributable to CSUN	166,588	174,958
Noncontrolling interest	-	299
Total equity	166,588	175,257
Total liabilities and equity	372,659	397,725

* Note 1
Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures
(In US$ ’000)

	For the 3 months ended
	Dec 31, 2009	Sep 30, 2009	Dec 31, 2008

GAAP Net income/(loss)	(3,517)	7,816	(26,750)
Stock based compensation	530	564	633
Changes in fair value of derivatives- REC contract	-	(10,662)	6,763
Changes in fair value of derivatives- Euro hedging	(179)	949	2,253

Non-GAAP Net loss	(3,166)	(1,333)	(17,101)

Non-GAAP Net loss per ADS
Basic	$(0.08)	$(0.03)	$(0.43)
Diluted	$(0.08)	$(0.03)	$(0.43)

Weighted average ADS outstanding
Basic	39,983,692	39,957,185	39,759,696
Diluted	39,983,692	39,957,185	39,759,696

Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures
(In US$ ’000)

	For the Year Ended
	December 31
	2009	2008

GAAP Net loss	(9,846)	(22,938)
Stock based compensation	1,327	3,232
Changes in fair value of derivatives- REC contract	(7,611)	7,611
Changes in fair value of derivatives- Euro hedging	(409)	2,253

Non-GAAP Net loss	(16,539)	(9,842)

Non-GAAP Net loss per ADS
Basic	$(0.41)	$(0.25)
Diluted	$(0.41)	$(0.25)

Weighted average ADS outstanding
Basic	39,894,473	39,679,982
Diluted	39,894,473	39,679,982